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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

Commission File Number ________________________

S U P E R – S O L   L t d .
(Translation of registrant’s name into English)

30 Shmotkin Binyamin St., Rishon Le-Zion 75363, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82- ______________________.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2003 Linda Shafir General Counsel & Corporate Secretary * Print the name and title under the signature of the signing officer.	S U P E R - S O L L t d . (Registrant) BY: —————————————— (Signature) *

SEC 1815 (11-20)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Form 087 Public

Super-Sol Ltd
 SUPER-SOL LTD
Registration Number: 520022732
The Corporation's Stock is traded on the Tel Aviv Stock Exchange
Short Name: Supersol
Address: P.O.B 15103, Rishon Lezion 75363
Phone: 03-9481727, 03-9481521, Fax: 03-9485817
Email: lindas@supersol.co.il

Transmission Date: 01/12/2003
Reference: 2003-01-043740

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange
www.isa.gov.il	www.tase.co.il

ImmediateReport in respect of changes in the Corporation’s Registered and Outstanding Stock
Section 31 of the Securities Regulations (Immediate and Periodic Reports), 5730 – 1970

The Corporation hereby reports that on ____________ / between 01.11.2003 and 30.11.2003
There has been a change in the Corporation’s Registered / Outstanding Stock.
1. The change occurred by: conversion of Stock Options into Corporate Stock
2. Said change is following the Immediate Report filed on 09.11.1999, reference ________
3 (1) If the Stock Options allotment was by way of converting convertible securities, please enumerate:
1
Type of security converted to Corporate Stock: Stock Options
Amount of securities converted: 100,000
Type of allotted stock: Ordinary Shares NIS 0.1 par value
Amount of Stock allotted: 28,390
The exercise price paid or payable for the allotted Stock: NIS 2839
3 (2) If the Stock allotment was by way of a Private or Public Offer, please enumerate:
3 (3) If the Stock allotment was by way of an anti-dilution provision, Stock Split or Reverse Split, please elaborate about the nature and fundamentals of the change:
3 (4) Other type of change:
3 (5) The Corporate Stock status after the change is as follows:

Security No.	Security Type	Registered Stock	Outstanding Stock	Currency
777037	Ordinary Shares NIS 0.1 par value	400,000,000	212,036,441	NIS